SECURITIES AND EXCHANGE COMMISSION

03013290

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53223

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PRIMESHARES (NEW YORK) - CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 MADISON AVENUE, 2ND FLOOR
(No. and Street)

NEW YORK (City) NEW YORK (State) 10010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICK MARRON (914) 632 - 8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WAGNER, FRANCIS, RICHMAN & ACKERMAN, PLLC
(Name – *if individual, state last, first, middle name*)

66 SOUTH TYSON AVENUE (Address) FLORAL PARK, (City) NEW YORK (State) 11001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED FEB 25 2003

PROCESSED MAR 11 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 07 2003

OATH OR AFFIRMATION

I, MICHAEL WINSCHUH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRIMESHARES (NEW YORK) - CAPITAL MARKETS LLC, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer

Title

CHUAN WANG
Notary Public, State of New York
No. 01WA6002716
Qualified in Suffolk County
Commission Expires Feb. 17, 2006

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**PRIMESHARES (NEW YORK) - CAPITAL MARKETS LLC
FINANCIAL STATEMENTS FOR THE
YEAR ENDED DECEMBER 31, 2002
WITH INDEPENDENT AUDITORS' REPORT
PURSUANT TO RULE 17a-5(d) OF THE
SECURITIES AND EXCHANGE COMMISSION**

CONTENTS

WAGNER, FRANCIS, RICHMAN & ACKERMAN, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
66 SOUTH TYSON AVENUE
FLORAL PARK, NEW YORK 11001

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Primeshares (New York) - Capital Markets LLC
New York, NY 10010

We have audited the accompanying statement of financial condition of Primeshares (New York) - Capital Markets LLC as of December 31, 2002, and the related statements of income, changes in member's equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Primeshares (New York) - Capital Markets LLC at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wagner, Francis Richman & Ackerman, PLLC

Floral Park, New York
January 30, 2003

PRIMESHARES (NEW YORK) - CAPITAL MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash equivalents	$ 370,461
Receivable from clearing broker	1,763,144
Marketable securities owned, at market value	452,705
Prepaid expenses	272
	$2,586,582

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued expenses	$ 15,455
Member's Equity	2,571,127
	$2,586,582

The accompanying notes are an integral part of these financial statements.

PRIMESHARES (NEW YORK) - CAPITAL MARKETS LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:	
Trading gains	$5,295,392
Interest and dividend income	34,876
Total Revenues	5,330,268
Operating Expenses:	
Member's compensation	1,200,000
Clearing system fees and expenses	35,201
Employee compensation and benefits	142,818
Administrative service fee	232,040
Other	163
Total Operating Expenses	1,610,222
Income before Income Taxes	3,720,046
Less: Provision for New York City Unincorporated Business Tax	131,255
Net Income	$3,588,791

The accompanying notes are an integral part of these financial statements.

PRIMESHARES (NEW YORK) - CAPITAL MARKETS LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

Member's Capital - January 1, 2002	$ 2,250,929
Net Income	3,588,791
Less: Member's Distributions	(3,268,593)
Member's Capital - December 31, 2002	$ 2,571,127

The accompanying notes are an integral part of these financial statements.

PRIMESHARES (NEW YORK) - CAPITAL MARKETS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows from Operating Activities:		
Net income		$ 3,588,791
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets and liabilities:		
Receivable from clearing broker	$(1,230,087)	
Marketable securities owned	(441,931)	
Prepaid expenses	1,219	
Payable to member	(151,968)	
Accrued expenses	6,205	
Total Adjustments		(1,816,562)
Net Cash Provided by Operating Activities		1,772,229
Cash Flows from Financing Activities:		
Member's distributions		(3,268,593)
Decrease in cash equivalents		(1,496,364)
Cash Equivalents, Beginning		1,866,825
Cash Equivalents, End		$ 370,461

Supplemental Cash Flow Disclosures:	
Interest paid during the year	$ 1,983
Income taxes paid during the year	$ 131,255

The accompanying notes are an integral part of these financial statements.

PRIMESHARES (NEW YORK) - CAPITAL MARKETS LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - ORGANIZATION

Primeshares (New York) - Capital Markets LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD"). The Company became a member of the NASD on August 15, 2001 and commenced brokerage operations in September 2001. The Company is wholly-owned by Primeshares (New York) World Markets Group LLC.

The Company executes principal transactions in fixed income obligations. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. Accordingly, the Company does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions, including gains from securities trading and commission revenue and expense, on a settlement basis.

Securities owned are carried at market value with unrealized gains and losses reflected in income. Securities positions consist entirely of publicly traded securities.

For purposes of the financial statements, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 3 - RELATED PARTY AGREEMENT

Pursuant to an agreement, Primeshares (New York) World Markets Group LLC has agreed to pay certain obligations incurred on behalf of the Company. These obligations, reflected as administrative service fee, include, but are not limited to, occupancy costs, administrative expenses and New York City Unincorporated Business Taxes.

NOTE 4 - INCOME TAXES

As a single member LLC, the Company files income tax returns in combination with its parent, Primeshares (New York) World Markets Group LLC. The combined entity is subject only to New York City Unincorporated Business Tax, which has been provided for in these financial statements. The members of the parent company report their proportionate share of the combined entities' taxable income or loss on their respective income tax returns.

NOTE 5 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash equivalents and securities inventories. The Company maintains all inventory positions and its entire cash balances at its clearing firm.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $2,084,809, which is $1,984,809 in excess of its required net capital of $100,000. The Company's net capital ratio of aggregate indebtedness to net capital was .01 to 1.

PRIMESHARES (NEW YORK) - CAPITAL MARKETS LLC
SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2002

PRIMESHARES (NEW YORK) - CAPITAL MARKETS LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

NET CAPITAL		
Member's Equity		$2,571,127
Non-allowable assets:		
Prepaid expenses		272
Net Capital before Haircuts on Securities Positions		2,570,855
Haircuts on Securities:		
Corporate bonds	452,705	
Money Market Funds	33,341	
		486,046
Net Capital		2,084,809
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		100,000
Excess net capital		$1,984,809
Ratio: Aggregate indebtedness to net capital		.01 to 1
AGGREGATE INDEBTEDNESS		
Accrued expenses		$ 15,455
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part IIA of Form X-17A-5 as of December 31, 2002)		
Net Capital as reported in Company's Part IIA (Unaudited) Focus Report and as above		$2,084,809

WAGNER, FRANCIS, RICHMAN & ACKERMAN, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
66 SOUTH TYSON AVENUE
FLORAL PARK, NEW YORK 11001

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors and Members
Primeshares (New York) - Capital Markets LLC
New York, New York 10010

In planning and performing our audit of the financial statements of Primeshares (New York) - Capital Markets LLC for the year ended December 31, 2002 we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Primeshares (New York) - Capital Markets LLC that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected with a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be material weaknesses as defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Primeshares (New York) - Capital Markets LLC for the year ended December 31, 2002 and this report does not affect our report thereon dated January 30, 2003.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that except for the effect, if any, of the condition indicated in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker/dealers and should not be used for any other purpose.

Wagner, Francis, Richman & Ackerman, PLLC

Floral Park, New York
January 30, 2003